GLOBAL AERO LOGISTICS INC.

7337 West Washington Street

Indianapolis, IN 46231-1300

August 27, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Global Aero Logistics Inc. Registration Statement on Form 10: Filed June 28, 2007 (File No: 000-52605)

Ladies and Gentlemen:

Global Aero Logistics Inc. (the “Company”) hereby submits its application to withdraw from registration the Registration Statement on Form 10 (the “Original Form 10”) filed by the Company with the Securities and Exchange Commission on June 28, 2007, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Immediately following this withdrawal, we will file a replacement Registration Statement on Form 10 dated as of the date hereof (the “New Form 10”).

The Original Form 10 is being withdrawn and replaced with the New Form 10 in order to prevent the Original Form 10 from automatically becoming effective after close of business on August 27, 2007, which is 60 days from the filing date of June 28, 2007, pursuant to Section 12(g)(1) of the Exchange Act.

If you have any questions regarding this request for withdrawal, please contact Benjamin A. Aronovitch at Cravath, Swaine & Moore LLP, counsel for the Company.

Very truly yours,

GLOBAL AERO LOGISTICS INC.

By:	/s/ Subodh Karnik
Name: Title:	Subodh Karnik President and Chief Executive Officer

By Facsimile to:

Max Webb, Esq.

    Securities and Exchange Commission

        Division of Corporation Finance

            Washington, D.C. 20549

                Fax: 202-772-9202